UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-126177

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Dietrich Industries, Inc. Salaried Employees’

Profit Sharing Plan

500 Grant Street, Suite 2226

Pittsburgh, PA 15219-2502

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Industries, Inc.

200 Old Wilson Bridge Road

Columbus, OH 43085

The Financial Statements and Supplemental Schedule for the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan identified below are being filed with this Annual Report on Form 11-K:

Page
Signatures	3

Reports of Independent Registered Public Accounting Firms	5

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	7

Statements of Changes in Net Assets Available for Benefits for Years Ended December 31, 2006 and 2005	8

Notes to Financial Statements	9

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2006	15

Exhibit Index	16

Exhibit 23(a)	Consent of Independent Registered Public Accounting Firm – Meaden & Moore, Ltd.

Exhibit 23(b)	Consent of Independent Registered Public Accounting Firm – McCrory & McDowell LLC.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan

	By:	Administrative Committee,
Plan Administrator

	By:	/s/ Dale T. Brinkman
Date: June 20, 2007		Dale T. Brinkman, Member

DIETRICH INDUSTRIES, INC.

SALARIED EMPLOYEES’ PROFIT SHARING PLAN

FINANCIAL STATEMENTS

WITH

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Pension Plan Administrative Committee and Participants

Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan

Blairsville, Pennsylvania

We have audited the accompanying Statement of Net Assets Available for Benefits of DIETRICH INDUSTRIES, INC. SALARIED EMPLOYEES’ PROFIT SHARING PLAN as of December 31, 2006 and the related Statement of Changes in Net Assets Available for Benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

During 2006, the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans.

In our opinion, the financial statements as of and for the year ended December 31, 2006, referred to above present fairly, in all material respects, the net assets available for benefits of the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan as of December 31, 2006 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MEADEN & MOORE, LTD.
Certified Public Accountants
June 8, 2007
Cleveland, Ohio

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Pension Plan Administrative Committee and Participants

Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan

Blairsville, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ McCRORY & McDOWELL LLC
Pittsburgh, Pennsylvania
June 19, 2006

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Dietrich Industries, Inc.

Salaried Employees’ Profit Sharing Plan

	December 31,
	2006	2005
ASSETS
Receivable - Employer Contributions	$—	$74,926
Receivable - Employee Contributions	—	115,496

Total Receivables	—	190,422

Investments at Fair Value:
Worthington Deferred Profit Sharing Plan Master Trust	31,811,940	25,830,862
Worthington Deferred Profit Sharing Plan Master Trust Wrapper Contracts	22,535,259	22,369,555

Total Master Trust Investments	54,347,199	48,200,417
Participant Loans	1,659,615	1,359,705

Total Investments	56,006,814	49,560,122

Total Assets	56,006,814	49,750,544

LIABILITIES	—	—

Net Assets Reflecting all Investments at Fair Value	56,006,814	49,750,544
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	226,494	253,954

Net Assets Available for Benefits	$56,233,308	$50,004,498

See accompanying notes.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Dietrich Industries, Inc.

Salaried Employees’ Profit Sharing Plan

	Year ended December 31,
	2006	2005
Additions to Net Assets Attributed to:
Contributions:
Employer	$2,637,582	$2,550,057
Employee	3,442,072	3,403,454
Rollover	416,344	82,197

Total	6,495,998	6,035,708

Interest and Dividend Income	92,954	75,347
Net Appreciation in Fair Value of Investments Held in the Worthington Deferred Profit Sharing Plan Master Trust	4,298,532	2,761,826

Total Additions	10,887,484	8,872,881

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	4,633,412	3,817,145
Administrative Expenses	15,850	14,683

Total Deductions	4,649,262	3,831,828

Net Increase Before Plan to Plan Transfers, Net	6,238,222	5,041,053
Plan to Plan Transfers, Net	(9,412)	204,343

Net Increase in Net Assets	6,228,810	5,245,396
Net Assets Available for Benefits at Beginning of Year	50,004,498	44,759,102

Net Assets Available for Benefits at End of Year	$56,233,308	$50,004,498

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Dietrich Industries, Inc.

Salaried Employees’ Profit Sharing Plan

1.	Description of Plan

The following description of the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering substantially all salaried employees of Dietrich Industries, Inc. (“Dietrich”) and its subsidiaries who are participating employers under the Plan (collectively, the “Company”) who meet the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The trustee of the Plan is Fidelity Management Trust Company (the “Trustee”). Dietrich Industries, Inc. is the Plan Sponsor.

The Plan is one of five plans within the Worthington Deferred Profit Sharing Plan Master Trust (the “Master Trust”). The other plans are the Worthington Industries, Inc. Deferred Profit Sharing Plan, the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees, the Gerstenslager Deferred Profit Sharing Plan and the Dietrich Industries, Inc. Hourly 401(k) Plan.

The accompanying financial statements reflect the Plan’s share of the fair value of the assets of the Master Trust. Under the provisions of the Master Trust Agreement, investment income earned and gains or losses on investments are allocated monthly to the participating plans on the basis of unit ownership at the close of the previous month.

Eligibility:

All salaried employees of the Company are immediately eligible to participate in the Plan.

Contributions:

Employee contributions - Participants may elect to defer between 1% and 50% of their compensation to be contributed to the Plan by the Company. Contributions are subject to annual addition and other limitations imposed by the Internal Revenue Code (“IRC”) as defined in the Plan document.

Employer Matching Contributions - The Company will contribute to the Plan an amount equal to 50% of each eligible participant’s pretax contributions that do not exceed 2 % of the participant’s eligible compensation.

Employer Contributions - As a safe harbor plan, the Company guarantees a minimum contribution of at least 3% of participants’ eligible compensation. The contribution is made on or about the end of the month following the end of each calendar quarter. A participant does not need to make pre-tax contributions to the Plan to receive the Company’s 3% contribution.

The Company may also be required to make a qualified non-elective contribution, which is based on a participant’s unused balance of his or her flexible spending plan. Effective January 1, 2006, pursuant to the third amendment of the Plan, the Company no longer sponsors the flexible spending plan.

401(k) Accounts - Each participant’s account is credited with the participant’s elective contributions, employer matching contributions, employer contributions, earnings and losses thereon.

Rollover contributions from other plans are also accepted, providing certain specified conditions are met.

Investment Options:

Participants direct their contributions among a choice of the Plan’s investment options. All contributions are allocated to the designated investment options according to each participant’s election, though, to the extent that a participant receiving a contribution made no allocation election, the participant’s contribution is invested in the applicable Fidelity Freedom Fund.

Vesting:

All participants are 100% vested in employee elective deferrals, Company matching contributions and Company safe harbor contributions.

Participants’ Loans:

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are repaid over a period not to exceed 5 years, except for the purchase of a primary residence.

The loans are secured by the balance in the participant’s account and bear interest at rates established by the Trustee. Principal and interest are paid ratably through payroll deductions.

Other Plan Provisions:

Normal retirement age is 65. The Plan also provides for early payment of benefits after reaching age 59-1/2 if the employee is in-service, but the early payment excludes the employer contribution.

Payment of Benefits:

Benefits are recorded when paid.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service (“IRS”) guidelines.

2.	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis. Accordingly, the 2005 presentation has been reclassed to conform to the 2006 presentation.

Investment Valuation and Income Recognition:

The Master Trust’s investments are stated at fair value as of year-end. Fair value for mutual funds and the commingled trust is determined by the respective quoted market prices. The Worthington Industries, Inc. Common Stock Fund is a unitized stock fund that holds just Worthington common shares and cash. The units in the stock fund are valued at net asset value, which is net assets divided by units outstanding. Loans are valued at cost, which approximates fair value. The Master Trust accounts for the change in the difference between the fair value and the cost of investments as unrealized appreciation in the aggregate fair value of investments. Investments in wrap contracts are fair valued using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

The Company pays substantially all administrative fees.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Plan-to-Plan Transfers:

Participants within the Plan are permitted to transfer their account to another plan provided by the Sponsor in the event they change employers within the group.

3.	Tax Status

On June 19, 2002, the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has since been amended, but a new determination letter from the IRS has not been received. However, the Plan Administrator and the tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statement.

4.	Investments

	2006	2005
Investments of Master Trust at Fair Value:
Registered Investment Companies	$226,167,593	$189,606,658
Common Collective Trusts	46,409,433	42,966,264
Worthington Industries, Inc. Securities	21,247,182	27,105,643

Total	$293,824,208	$259,678,565

The Plan’s share of the investments held by the Master Trust is approximately 19% at December 31, 2006 and 2005. Each participating retirement plan has an undivided interest in the Master Trust. Investment income is allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

	2006	2005
Investment Income for the Master Trust:
Interest and Dividend Income	$14,187,363	$8,178,591
Worthington Industries, Inc. Securities	(153,580)	(612,193)
Net Appreciation in Fair Value of Shares of Registered Investment Companies and Common Collective Trusts	12,788,424	9,855,060

Total	$26,822,207	$17,421,458

At December 31, 2006 and 2005, the Master Trust held 1,169,537 and 1,395,450, common shares of Worthington Industries, Inc. in a unitized investment fund held by the Trustee (Worthington Industries, Inc. Common Stock Fund). The Master Trust received cash dividends from

Worthington Industries, Inc. of $920,873 and $960,234 for the years ended December 31, 2006 and 2005.

Investments of the Master Trust that represent more than 5% of the assets of the Master Trust at December 31, 2006 and 2005 are as follows:

	2006	2005
Dodge & Cox Stock Fund	$29,959,813	$22,536,339
Worthington Industries, Inc. Common Stock Fund	21,247,182	27,105,643
Fidelity Balanced Fund	57,631,278	52,582,503
Fidelity Blue Chip Growth Fund	N/A	27,180,667
Fidelity Diversified International Fund	43,069,557	30,512,575
Fidelity Managed Income Portfolio Fund	46,409,433	42,966,264
Harbor Capital Appreciation R Fund	32,930,839	N/A

5.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual funds for the investment management services.

The Plan offers common shares of Worthington Industries, Inc. as an investment option. As a result Worthington qualifies as a party-in-interest.

The Company provides certain administrative and accounting services at no cost to the Plan and may pay for the cost of services incurred in the operation of the Plan

6.	Benefit-Responsive Contract

The Plan holds a stable value investment contract (the “portfolio”) with the Trustee. The portfolio is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The portfolio invests in underlying assets, typically fixed-income securities or bond funds and enters into “wrapper” contracts issued by third parties. The Plan is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrap issuer agrees to pay a portfolio an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrap contract have been met. Wrappers are normally purchased from issuers rated in the top three long-term ratings categories (equaling A- or above).

As described above, because the stable value investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value investment contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the wrapper contract issuer. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting. Certain events limit the ability of the Plan to transact at contract value with the issuer. However, the Plan

Administrator does not believe that the occurrence of any such event would limit the Plan’s ability to transact at contract value with participants. The issuer may terminate the contract for cause at any time.

Fidelity Managed Income Portfolio

	December 31,
	2006	2005
Investments At Fair Value	$22,535,259	$22,369,555
Adjustments to Contract	226,494	253,954

Investments at Contract Value	$22,761,753	$22,623,509

Average Yield on Actual Earnings	4.34%	3.71%
Crediting Interest Rate	4.27%	3.65%

7.	Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8.	Reconciliation

The following table reconciles net assets available for benefits at December 31, 2006 to the Form 5500 filed with the IRS. Form 5500 reports net assets at contract value and the financial statements report at fair value. Form 5500 does not report on a comparative basis therefore December 31, 2005, does not change.

2006
Net Assets Available for Benefits	$56,233,308
Benefit-Responsive Investment Contracts	(226,494)

Form 5500	$56,006,814

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Deitrich Industries, Inc.

Salaried Employees’ Profit Sharing Plan

EIN 25-1072343, Plan Number 002

December 31, 2006

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	Cost	Current Value
*	Worthington Deferred Profit Sharing Plan Master Trust	Master Trust	N/A	$54,347,199

*	Participant Loans	Notes Receivable (Interest at Prevailing Local Rate)	N/A	1,659,615

				$56,006,814

*	Party-in-Interest to the Plan

EXHIBIT INDEX

Exhibit 23(a)	Consent of Independent Registered Public Accounting Firm – Meaden & Moore, Ltd.

Exhibit 23(b)	Consent of Independent Registered Public Accounting Firm – McCrory & McDowell LLC